Exhibit (a)(1)(C)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of

CONMED HEALTHCARE MANAGEMENT, INC.

a Delaware corporation
at
$3.95 NET PER SHARE
Pursuant to the Offer to Purchase dated July 30, 2012
by
HANOVER MERGER SUB, INC.
a wholly owned direct subsidiary of
CORRECT CARE SOLUTIONS, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 27, 2012, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

July 30, 2012

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Hanover Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Correct Care Solutions, LLC, a Kansas limited liability company (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Conmed Healthcare Management, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.95 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, each as may be amended or supplemented from time to time, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Certain conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4. A return envelope addressed to Wells Fargo Bank, N.A. (the “Depositary”) for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on August 27, 2012, unless the Offer is extended or earlier terminated.

There is no procedure for guaranteed delivery in the Offer and, therefore, tenders must be received by 5:00 P.M. on the expiration of the Offer.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 16, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides that, following the completion of the Offer and the satisfaction or waiver of the conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing after the Merger as the surviving corporation and a wholly owned subsidiary of Parent. The Board of Directors of the Company has unanimously (i) determined that the transactions contemplated in the Merger Agreement, including the Merger and the Offer, are fair and in the best interest of the Company’s stockholders, (ii) approved and declared advisable the Merger and the Offer and the other transactions contemplated by the Merger Agreement, (iii) adopted the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iv) recommended that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, to the extent required by Delaware law, approve the Merger and adopt the Merger Agreement, in each case on the terms and subject to the conditions set forth in the Merger Agreement.

In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary and either (A) the share certificates evidencing tendered Shares must be received by the Depositary or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase and a Book-Entry Confirmation (as defined in the Offer to Purchase) must be received by the Depositary, in each case prior to the Expiration Date (as defined in the Offer to Purchase).

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Depositary and Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding materials related to the Offer to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

Okapi Partners LLC

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor
New York, New York 10022

Banks and Brokerage Firms, Please Call: (212) 297 0720
Stockholders and All Others, Call Toll-Free: (877) 285 5990
Email: info@okapipartners.com